Faegre Drinker Biddle & Reath LLP 2200 Wells Fargo Center 90 S. Seventh Street Minneapolis, Minnesota 55402 +1 612 766 7000 main +1 612 766 1600 fax

By EDGAR and Federal Express

April 30, 2021

Ada Sarmento

Joe McCann

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Context Therapeutics Inc. (the “Company”)
Draft Registration Statement on Form S-1
Submitted March 22, 2021
CIK No. 0001842952

Dear Ms. Sarmento and Mr. McCann:

On behalf of the Company, we are transmitting the following responses of the Company to the comments of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Ada Sarmento and Joe McCann, dated April 21, 2021 (the “Comment Letter”), to the Draft Registration Statement on Form S-1 submitted confidentially to the Securities and Exchange Commission on March 22, 2021.

The Company is concurrently submitting confidentially via EDGAR an Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Registration Statement”). We have enclosed for your reference two courtesy copies of the Registration Statement in a version marked to show changes from the draft submitted confidentially on March 22, 2021.

The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

April 30, 2021

Prospectus Summary

Overview, page 1

1.

We note your disclosure here that you initiated two separate Phase 2 trials of ONA-XR in combination with Ibrance (palbociclib) and Femara (leterozole) in first line metastatic breast cancer and Faslodex (fulvestrant) in second or third line metastatic breast cancer in 2021 yet your disclosure on page 68 indicates that the trial in combination with Ibrance is a Phase 1b/2 trial. Please revise or advise and make this clear in your pipeline table. Please also briefly explain what a window of opportunity study is in this section.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see page 1, which now indicates that the trial in combination with Ibrance is a Phase 1b/2 trial. Please also see the revised pipeline graphics on pages 2 and 72, which now indicate that the trial in combination with Ibrance is a Phase 1b/2 trial. Additionally, please see pages 1 and 71 for a brief explanation of the window of opportunity study.

Development Pipeline, page 2

2.

Please revise the pipeline table to add a column for Phase 3. Also, it appears that the two Phase 0 trials for the last two indications for ONA-XR in breast cancer are studies in support of the other two ONA-XR trials in breast cancer based on your disclosure elsewhere in the prospectus. Please tell us why you believe that the Phase 0 trials should be reflected on separate lines of your pipeline table as opposed to only a narrative summary. Please also remove the Sigma1 antagonist program from the pipeline table given its stage of development.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see the revised pipeline graphics on pages 2 and 72, which now have a column for Phase 3 and which no longer include the Sigma1 antagonist program.

Identification of patients who are most likely to respond to a therapy is a critical step in the drug development process. By learning more about what ONA-XR does within tumors, the Company believes that further patient enrichment may be achieved. In the Company’s Phase 2 2L/3L metastatic breast cancer trial, a Phase 0 sub-study will be conducted to evaluate the ability of ONA-XR to compete with radiolabeled progesterone (18F-FFNP) for progesterone binding. The primary endpoint of this study is to confirm the recommended phase 2 dose of ONA-XR 50 mg twice per. A second Phase 0 trial, a window of opportunity study, is a 3-week study in women with primary breast cancer requiring biopsy and subsequent lumpectomy to evaluate the direct effects of ONA-XR on the cancer signaling pathways and the tumor microenvironment. Combined, the two Phase 0 studies will further the Company’s understanding of the pharmacokinetics and

April 30, 2021

pharmacodynamics of ONA-XR, which may help the Company identify those patients who are most likely to benefit from ONA-XR in future trials. Given the importance and relevance of these studies to the Company’s business, it is the Company’s preference to keep them in the pipeline graphic. Please note that the pipeline graphics on pages 2 and 72 has been revised to indicate that both trials are in Phase 0, and the pipeline graphics now include a footnote indicating that the trials are both supplemental studies.

Risk Factors, page 11

3.

Given the length of your risk factor section, please revise to comply with Regulation S-K Item 105 by relocating risks that could generically apply to any registrant or offering to the end of the section under the caption “General Risk Factors.”

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. The Company has relocated any risks that could generally apply to any registrant to the end of the section under the caption “General Risk Factors” on page 44.

Our Company’s governing documents designate the Court of Chancery of the State of Delaware as the sole and exclusive forum, page 41

4.

Please reconcile your disclosure in this risk factor that this exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction with your disclosure on page 120 stating that your certificate of incorporation provides that, unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. The Risk Factor on page 15 has been revised to be consistent with the disclosure on page 126.

Business, Advanced Metastatic Breast Cancer, page 88

5.

Please revise to clarify whether there were any serious adverse events experienced in the Phase 1 trial discussed in this section and, if so, discuss the events, including the number of patients who experienced them.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Page 92 of the Business section has been revised to detail the significant adverse events that occurred, and a description of such events.

April 30, 2021

Our Collaboration and License Agreement, page 92

6.

With respect to each of the three of agreements discussed in this section, please revise to disclose the duration of agreement, the royalty term, the termination provisions, and the following payment provisions:

•	Up-front or execution payments received or paid;

•	Aggregate amounts paid or received to date under the agreement;

•	Aggregate future potential milestone payments to be paid or received;

•	Royalty rates or a royalty range;

•	Profit or revenue-sharing provisions; and

•	Minimum purchase requirements if the agreement involves manufacturing.

Please also file the agreements with Arno Therapeutics and Integral Molecular as exhibits or tell us why you believe that you are not required to file them. Refer to Item 601(b)(10) of Regulation S-K.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. The Company has included the information requested by the Staff, as applicable, regarding the manufacturing and development agreement with Tyligand Biosciences Ltd. and the collaboration and license agreement with Integral Molecular Inc. on pages 95-96. The Company does not believe that it needs to provide further disclosure related to the agreement with Arno Therapeutics because the Company acquired the assets outright and there are no continuing obligations. The Company has filed the Arno Therapeutics and Integral Molecular agreements as exhibits to the Registration Statement. The Company did not file the Tyligand Agreement with this submission because we are waiting for Tyligand to consent to the filing, but we anticipate filing the agreement with the subsequent filing of the Registration Statement.

Executive Compensation, page 108

7.

Please file the consulting agreement with Mr. Rencher and the form of Board of Director Services Agreement as exhibits or tell us why you believe that you are not required to file them. Refer to Item 601(b)(10) of Regulation S-K.

Company Response: In response to the Staff’s comment, the Company has filed the consulting agreement with Mr. Rencher and the Board of Director Services Agreement as exhibits to the Registration Statement.

General

8.

With reference to the cover graphics please revise to remove the Development Pipeline graphics and the reference to “blockbuster products” in the Highlights graphic. In this regard, we note that all graphics must adhere to plain English principles and provide a balanced presentation of the business. For additional guidance, refer to Securities Act Forms Compliance and Disclosure Interpretations Question 101.02.

Company Response: In response to the Staff’s comment, the cover graphics have been revised to remove the development pipeline and the reference to “blockbuster products.”

April 30, 2021

9.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications..

Company Response: To the extent the Company engages in any “testing the waters” meetings in reliance on Section 5(d), the Company will provide the Staff with copies of all written communications used in such meetings.

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Ben A. Stacke
Ben A. Stacke

Enclosures

cc:	Martin Lehr, Context Therapeutics Inc.
Walter Mostek, Esq., Faegre Drinker Biddle & Reath LLP